July 28, 2006
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
Re: Altra Industrial Motion, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-4 SEC File Number: 333-134873 Form A-W Application for Withdrawal
Ladies and Gentlemen:
Altra Industrial Motion, Inc. hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-134873). The Post-Effective Amendment was solely an exhibit filing; however, it was filed incorrectly as form type POS AM.
Accordingly, the Company is requesting that the Post-Effective Amendment filed on July 26, 2006 (Accession # 0000950135-06-004464) be withdrawn, and is re-filing a post-effective amendment to the 2006 Registration Statement that will be correctly labeled as a POS EX and will contain identical disclosure.
Please contact Douglas Plante (212-310-8333), should you have further questions regarding our request for withdrawal. Thank you for your assistance in this matter.
Very truly yours,

By:	/s/ DOUGLAS R. PLANTE
Name:	Douglas R. Plante, Esq.